Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
PARIS RE Holdings Limited
(Commission File No. 132 - 02692)
CONSEQUENCES ON WORKING CONDITIONS
     è Does the operation have consequences on my employment conditions?
This operation is a change of control in our shareholders. It has therefore no consequence on your employment contract as well as on your working conditions within the PARIS RE Group. Each employee is going to continue to work in the same conditions as previously.
The next 12 months will be needed to assure a smooth transition and an optimal implementation of the integration of both companies. The involvement and the commitment of all of us will be essential for the success of this transition. PartnerRe has formally given the commitment to maintain the employment of PARIS RE employees during a 12 months period starting on July 4, 2009, and provided that employees comply with their current duties.
     è Does such an operation impact the ROE or the bonus scheme?
PARIS RE will have new shareholders, but the company continues to exist: our business, our balance sheet and P&L statement, our organization, our internal agreements, etc. remain. Thus, profit sharing and incentive bonus agreements are still applicable and profit sharing and incentive bonus paid in 2010 will be based on the 2009 ROE of PARIS RE Group. Therefore, our existing bonus scheme remains unchanged for this year: individual goals are maintained, and the collective part is still based on the 2009 ROE of the PARIS RE Group. In the specific case of France, there might be marginal changes due to the legal obligation to renegotiate the collective agreements.
     è Will there be any additional incentive plans?
There will be an exceptional bonus plan for a period of 12 months from today. This individual bonus will be separate and in addition to our existing plans and will have the objective to motivate employees to fully participate in the integration process. This bonus will be evaluated taking into account the employee behaviour in relation with this transaction. More details will be given on a later stage.
     è Will we stay at our current locations?
The future structure is not decided yet, we will communicate as soon as possible.
This document is updated regularly
For additional question, please send it to communication.interne@paris-re.com

Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” about PARIS RE and PartnerRe within the meaning of the “safe harbor” provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE’s and PartnerRe’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE’s, PartnerRe’s, or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in PARIS RE’s Registration Document (Document de Référence) filed with the Autorité des Marchés Financiers (the French securities regulator, the “AMF”) on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE’s web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE or PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements.
PARIS RE Holdings Limited does not communicate a “profit forecast” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts.
Additional Information and Where to Find It
If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org).
Important Information for Investors and Shareholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions.
Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.
This document is updated regularly
For additional question, please send it to communication.interne@paris-re.com